Exhibit (a)(15)

IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE

BOBBY HARRIS, Individually and on behalf

of all others similarly situated,

        Plaintiff,

v.

PARALLEL PETROLEUM CORPORATION,

JEFFREY G. SHRADER, LARRY C. OLDHAM,

MARTIN B. ORlNG, RAY M. POAGE,

EDWARD A. NASH, PLLL HOLDINGS, LLC,

PLLL ACQUISITION CO., APOLLO

MANAGEMENT VII, L.P., and APOLLO

GLOBAL MANAGEMENT, LLC,

        Defendants.

Civil Action No.

VERIFIED CLASS ACTION COMPLALNT

Plaintiff, by his undersigned attorneys, for his verified class action complaint against defendants, alleges upon personal knowledge with respect to himself, and upon information and belief based, inter alia, upon the investigation of counsel as to all other allegations herein, as follows:

NATURE OF THE ACTION

1. This is a class action on behalf of the public shareholders of Parallel Petroleum Corporation (“Parallel” or the “Company”), against the Company and its Board of Directors (the “Board”), to enjoin the proposed acquisition of Parallel by Apollo Global Management, LLC, through its wholly owned subsidiaries, PLLL Holdings, LLC, and PLLL Acquisition Co. (collectively, “Apollo”). On or around September 15, 2009, the defendants caused Parallel to enter into a merger agreement to be acquired by Apollo in a cash transaction by means of an all cash tender offer (the “Tender Offer”) and second-step merger valued at as much as $483 million (the “Proposed Transaction”). The Tender Offer is currently expected to close on October 22, 2009. As alleged herein, Apollo aided and abetted the Individual Defendants’ breaches of fiduciary duty. Plaintiff seeks to enjoin the Proposed Transaction or, alternatively, rescind the Proposed Transaction in the event defendants are able to consummate it.

2. Compounding the unfairness of the Proposed Transaction is the Individual Defendants’ attempt to obtain shareholder approval of the Proposed Transaction through materially incomplete and misleading disclosures contained in the Company’s Solicitation/Recommendation Statement filed with the United States Securities and Exchange Commission (“SEC”) on Form SC 14D-9 on September 24, 2009 (the “Solicitation Statement”).

THE PARTIES

3. Plaintiff is, and has been continuously throughout all times relevant hereto, the owner of Parallel common stock.

4. Parallel is a Delaware corporation and maintains its principal executive offices at 1004 North Big Spring, Suite 400, Midland, Texas, 79701. Parallel engages in the acquisition, development, and exploration of oil and natural gas reserves in Texas and New Mexico. Its operations are primarily located in the Permian Basin of west Texas and New Mexico, the Fort Worth Basin of north Texas, and the onshore Gulf Coast area of south Texas. Parallel’s common stock trades on the NASDAQ stock exchange under the ticker symbol “PLLL.” As of July 30, 2009, there were 41,646,445 shares of Parallel common stock outstanding.

5. Defendant Jeffrey G. Shrader (“Shrader”) has been a Parallel director since 2001 and has served as the Company’s Chairman of the Board since August 2007. According to Parallel’s Annual Proxy Statement filed with the SEC on Form DEF 14A on April 15, 2009 (the

“2009 Proxy”), Shrader is a shareholder in the law firm of Sprouse Shrader Smith in Amarillo, Texas and is chairperson of the Company’s Corporate Governance and Nominating Committee as well as a member of the Audit Committee, the Compensation Committee, and the Hedging and Acquisitions Committee.

6. Defendant Larry C. Oldham (“Oldham”) has been a Parallel director since he founded the Company in 1979 and has served as its Chief Executive Officer since 2004. Additionally, Oldham became President of Parallel in 1994 and previously served as the Company’s Executive Vice President. According to the 2009 Proxy, Oldham is a member of the Company’s Hedging and Acquisitions Committee. Under the terms of the Proposed Transaction, 179,000 unvested stock options previously awarded to Oldham will accelerate due to the change in control if the transaction is consummated. Oldham will receive approximately $1 19,610 from the acceleration of these options. Beyond that, however, Oldham stands to gain handsomely from the Proposed Transaction. As reflected in the Solicitation Statement, Oldham will reap over $2 million from tendering his shares and the accelerated vesting of options. As alleged below, he also stands to gain from a lucrative, long-term employment contract with Apollo that provides for, among other things, a signing bonus and termination benefits.

7. Defendant Martin B. Oring (“Oring”) has been a Parallel director since 2001. According to the 2009 Proxy, Oring is chairperson of the Company’s Hedging and Acquisitions Committee and is a member of the Compensation Committee, the Audit Committee, and the Corporate Governance and Nominating Committee.

8. Defendant Ray M. Poage (“Poage”) has been a Parallel director since 2003. According to the 2009 Proxy, Poage is chairperson the Company’s Audit Committee and is a member of the Compensation Committee, the Corporate Governance and Nominating Committee, and the Hedging and Acquisitions Committee.

9. Defendant Edward A. Nash (“Nash”) has been a Parallel director since 2007. According to the 2009 Proxy, Nash is chairperson of the Company’s Compensation Committee and is a member of the Audit Committee, the Hedging and Acquisitions Committee, and the Corporate Governance and Nominating Committee.

10. Defendant Apollo Global Management, LLC, is a Delaware limited liability company and maintains its principal executive offices at 9 West 57Ih Street, New York, New York, 10019. According to the press release announcing the Proposed Transaction, Apollo Global Management, LLC, is a leading global alternative asset manager with offices in New York, Los Angeles, London, Singapore, Frankfurt, and Mumbai.

11. Defendant Apollo Management VII, L.P. is a Delaware limited partnership and the parent of PLLL Holdings, LLC.

12. Defendant PLLL Holdings, LLC, is a Delaware limited liability company and the parent of PLLL Acquisition Co., a Delaware corporation. Both PLLL Holdings, LLC, and PLLL Acquisition Co. were created for the sole purpose of effecting the Proposed Transaction.

13. The defendants identified in ¶ ¶ 5-9 are collectively referred to herein as the “Individual Defendants.” By reason of their positions as officers and/or directors of the Company, the Individual Defendants are in a fiduciary relationship with plaintiff and the other public shareholders of Parallel, and owe plaintiff and Parallel’s other shareholders the highest obligations of loyalty, good faith, fair dealing, due care, and full and fair disclosure.

14. Each of the Individual Defendants at all times had the power to control and direct Parallel to engage in the misconduct alleged herein. The Individual Defendants’ fiduciary obligations required them to act in the best interest of plaintiff and all Parallel shareholders.

15. Each of the Individual Defendants owes fiduciary duties of good faith, fair dealing, loyalty, candor, and due care to plaintiff and the other members of the Class. They are acting in concert with one another in violating their fiduciary duties as alleged herein, and, specifically, in connection with the Proposed Transaction.

CLASS ACTION ALLEGATIONS

16. Plaintiff brings this action on his own behalf and as a class action, pursuant to Court of Chancery Rule 23, on behalf of himself and the public shareholders of Parallel (the “Class”). Excluded from the Class are defendants herein and any person, firm, trust, corporation, or other entity related to or affiliated with any defendant.

17. This action is properly maintainable as a class action.

18. The Class is so numerous that joinder of all members is impracticable. As of July 30, 2009, there were 41,646,445 shares of Parallel common stock outstanding, held by scores, if not hundreds, of individuals and entities scattered throughout the country.

19. Questions of law and fact are common to the Class, including, among others:

a. Whether defendants have breached their fiduciary duties owed to plaintiff and the Class; and

b. Whether defendants will irreparably harm plaintiff and the other members of the Class if defendants’ conduct complained of herein continues.

20. Plaintiff is committed to prosecuting this action and has retained competent counsel experienced in litigation of this nature. Plaintiffs claims are typical of the claims of the other members of the Class and plaintiff has the same interests as the other members of the Class. Accordingly, plaintiff is an adequate representative of the Class and will fairly and adequately protect the interests of the Class.

21. The prosecution of separate actions by individual members of the Class would create the risk of inconsistent or varying adjudications with respect to individual members of the Class that would establish incompatible standards of conduct for defendants, or adjudications with respect to individual members of the Class that would, as a practical matter, be dispositive of the interests of the other members not parties to the adjudications or substantially impair or impede their ability to protect their interests.

22. Defendants have acted, or refused to act, on grounds generally applicable, and causing injury to the Class and, therefore, final injunctive relief on behalf of the Class as a whole is appropriate.

SUBSTANTIVE ALLEGATIONS

23. On September 15, 2009, Parallel issued a press release announcing that it had entered into a definitive agreement to be acquired by Apollo for $3.15 per share in an all-cash tender offer, an approximate aggregate value of $483 million, including the assumption of, or repayment of, approximately $351 million of net indebtedness. The Tender Offer commenced on September 24, 2009 and is currently expected to close on October 22, 2009. Additionally, although the Proposed Transaction does not require the consent of Parallel’s bondholders, the Company will offer to repurchase all $150 million of the Company’s 10.25% Senior Notes due 2014, at 101% of face value, as required by its indenture agreement.

24. Market reaction to the announcement of the Proposed Transaction has been swift, as investors sent Parallel’s stock price above the $3.15 offering price on September 15,

2009, the day the Proposed Transaction was announced. Parallel’s stock has been consistently trading above Apollo’s offering price since the announcement. As a result, the $3.15 per share represents virtually no premium to Parallel shareholders and, in fact, currently represents a discount. Indeed, some analysts have targeted Parallel’s median price at $4.00 per share and even have targeted a high price of $7.00 per share.

25. That same day, Reuters published an article wherein it quoted Capital One Southcoast analyst Richard Tullis as saying: “Even though they are getting the I1 percent premium, it is below the target price we have... I find the deal to be a little less favourable to shareholders than I would have liked[.]” Mr. Tullis went on to say that it is Apollo that stands to benefit from the Proposed Transaction because there is going to be a big increase in Parallel’s production as a result of the fact that eight of the Company’s new wells are coming online in the Permian basin.

26. The consideration to be paid to plaintiff and the Class in the Proposed Transaction is also unfair and grossly inadequate because, among other things, the intrinsic value of Parallel is materially in excess of the amount offered in the Proposed Transaction, giving due consideration to the Company’s anticipated operating results, net asset value, cash flow profitability, and established markets.

27. The Proposed Transaction will deny Class members their right to share proportionately and equitably in the true value of the Company’s valuable and profitable business, as well as its future growth in profits and earnings, at a time when the Company is poised to increase its profitability. The Company’s officers and directors, for their part, stand to gain more than $3.3 million from the deal, and many of the executives will be rewarded with lucrative, long-term employment contracts as well.

28. As a result, defendants have breached the fiduciary duties they owe to the Company’s public shareholders because the shareholders will not receive adequate or fair value for their Parallel common stock in the Proposed Transaction.

29. Moreover, to the detriment of Parallel’s shareholders, the Merger Agreement’s terms substantially favor Apollo and are calculated to unreasonably dissuade potential suitors from making competing offers.

30. One reason for this may be that Company management, including defendant Oldham, have been provided incentives to favor Apollo based on lucrative, long-term employment contracts with the Company following consummation of the Proposed Transaction. According to the Solicitation Statement, Oldham and the other top members of Parallel’s management came to terms on their continued employment with the Company on the same day that the Board approved the Merger Agreement. The terms agreed to between Apollo and these “Executive Officers” provide that they will each negotiate a definitive employment agreement with an initial term of five years. The annual base salary of each Executive Officer will be subject to increase, but not decrease. Each of these Executive Officers also is entitled to receive a signing bonus upon continuing employment with the Company. The terms agreed to also provide for “golden parachutes” for each such director.

31. The Individual Defendants have agreed to a “No Solicitation” provision in Section 6.3 of the Merger Agreement that unfairly restricts the Board from soliciting alternative proposals by, among other things, constraining its ability to communicate with potential buyers, and in some circumstances, even consider competing proposals. This provision also prohibits the Individual Defendants from initiating contact with possible buyers, even if the Board believes that communicating with a potential bidder could reasonably lead to a superior offer or an offer more closely aligned with the interests of Parallel’s shareholders. The relevant portion of Sections 6.3(a) and 6.3(b) of the Merger Agreement state:

(a) From and after the date hereof, except as specifically permitted in this Section 6.3, the Company shall not, nor shall it authorize or permit any of its Subsidiaries or its or their Representatives to, directly or indirectly: (0 solicit or initiate any inquiries with respect to the submission of any Acquisition Proposal; (i0 participate in discussions or negotiations regarding or furnish any non-public information relating to the Company or any of its Subsidiaries with respect to, or otherwise cooperate in any way with, or knowingly assist or participate in, facilitate or encourage, any effort or attempt by any Person (other than Parent or its Affiliates) to make an inquiry in respect of or make any proposal or offer that constitutes, or may be reasonably be expected to lead to, any Acquisition Proposal; (iii) except for confidentiality agreements entered into pursuant to the proviso set forth in clause (d)(ii)(A) of this Section 6.3, enter into a letter of intent, memorandum of understanding or other agreement with any Person, other than Parent or its Affiliates, for, contemplating or otherwise relating to an Acquisition Proposal, or (iv) waive or permit the waiver of any Standstill Agreement (as defined below) or voting restriction contained in the organizational or governing documents of the Company or any of its Subsidiaries.

(b) The Company shall, and shall cause each of its Subsidiaries and instruct its Representatives to, (i) cease and terminate any existing solicitations, discussions, negotiations or other activity with any Person (other than Parent or its Affiliates) being conducted with respect to any Acquisition Proposal on the date hereof; (ii) promptly request, and cause to be requested that, each Person (other than Parent or its Affiliates) that has received confidential information in connection with a possible Acquisition Proposal return to the Company or destroy all confidential information heretofore furnished to such Person by or on behalf of the Company or any of its Subsidiaries and (iii) enforce, and cause to be enforced, any confidentiality, standstill or other agreement to which the Company is a party (such agreement, a “Standstill Agreement”). [Emphasis added].

32. Section 6.3 goes on to state that Parallel must notify Apollo of any proposals, offers, or any overtures of interest from other potential suitors and it must provide the identity of those potential suitors. Section 6.3(c) states in relevant part:

(c) From and after the date hereof, the Company shall notify Parent as soon as practicable (but in any event within one (1) Business Day) after receipt of (Q any Acquisition Proposal or indication that any Person is considering making an Acquisition Proposal, (ii) any request for non-public information relating to the Company or any of its Subsidiaries or (iii) any request for access to the properties, assets or the books and records of the Company or its Subsidiaries that the Company reasonably believes is reasonably likely to lead to an Acquisition Proposal. The Company shall provide Parent promptly with the identity of such Person, a description of such Acquisition Proposal, indication or request and, if applicable, a copy of such Acquisition Proposal. The Company shall keep Parent informed on a reasonably current basis of the status and the material details of any such Acquisition Proposal, indication or request. [Emphasis added].

33. Section 8.3 of the Merger Agreement contains a “Termination Fee” of $5.5 million, 4.2% of the approximately $132 million that will be paid to shareholders for their stock, as another deal protection device. Moreover, the Termination Fee is payable even in the event the Board terminates the Merger Agreement pursuant to the lawful exercise of its fiduciary duty, which reinforces the notion that the Termination Fee is an improper deterrent to the Board’s seeking the best possible price for Parallel’s shareholders.

34. The Merger Agreement also provides that Apollo will be permitted to install directors on Parallel’s Board of Directors sufficient to provide it with a majority of the Board’s membership nearly immediately after the closing of the Tender Offer. This will have the effect of disincentivizing competing offers as it dramatically limits the amount of time (while almost certainly ratcheting up the expense) that third-party acquirors have to negotiate with Board or launch their own competing offer, thereby further locking up the deal in favor of Apollo.

35. All of these “defensive measures,” taken together, represent a nearly insurmountable hurdle to other potential bidders. That the Company has amended its shareholder rights agreement (the “Rights Agreement”) solely in favor of Apollo further solidifies this fact. According to the Solicitation Statement, Parallel, in connection with the Merger Agreement, has entered into the First Amendment to Rights Agreement, dated September 14, 2009 (the “Amendment”).

36. The Company authorized entry into the Amendment to render its Rights Agreement inapplicable to (a) the approval, execution, and/or delivery of the Merger

Agreement, (b) the making or consummation of the Tender Offer, (including the acquisition of Company stock pursuant thereto), and (c) the consummation of the Merger or any other transaction contemplated by the Merger Agreement. The Solicitation Statement in no way reflects that the Company has amended its Rights Agreement to exempt any other potential acquiror, thereby precluding a competing tender offer to acquire Parallel’s stock.

37. Given the “Free Look” and “Match Right” provisions of the Merger Agreement, Apollo has been provided with yet another significant advantage over competing buyers. Potential third party buyers, who will be forced to negotiate with a Board of Directors led by a Chief Executive Officer who stands to reap huge financial benefits from the Merger, will be further deterred from wasting time and resources on attempting to acquire the Company given all of these significant advantages provided to Apollo. The sum of these deal protection measures are also troubling given the seemingly small number of potential strategic and financial buyers actually contacted by the Company’s advisors during the process leading up to the Board’s approval of the Merger Agreement.

38. These acts, combined with other defensive measures the Company has in place, effectively preclude any other bidders who might be interested in paying more than Apollo for the Company, and have the effect of limiting the ability of the Company’s stockholders to obtain the best price for their shares.

39. On September 24, 2009, Parallel filed its Solicitation Statement with the SEC recommending the Proposed Transaction. As alleged below, the Solicitation Statement omits material information about the Proposed Transaction that must be disclosed to Parallel’s shareholders to enable them to render an informed decision as to whether to tender their shares. This omitted information, if disclosed, would significantly alter the total mix of information available to the average holder of Parallel’s stock.

40. The Solicitation Statement omits material information with respect to the process and events leading up to the Proposed Transaction, as well as the opinion and analyses of Parallel’s financial advisors:

a. The Solicitation Statement is materially misleading in that it fails to disclose exactly how much of Merrill Lynch, Pierce, Fenner & Smith Incorporated’s (“BofA Merrill Lynch Securities”) compensation is contingent upon the delivery of a fairness opinion in favor of a merger or other strategic transaction;

b. The Solicitation Statement is materially misleading in that it fails to describe the amount or nature of future investment banking or other financial services that BofA Merrill Lynch Securities expects to provide to Parallel, Apollo, or both. Moreover, the Solicitation Statement is materially misleading in that it fails, in any fashion, to quantify the anticipated fees and revenues to be paid to BofA Merrill Lynch Securities for these services;

c. The Solicitation Statement is materially misleading in that it fails to quantify the value or anticipated income that BofA Merrill Lynch Securities will receive from the services it is currently providing to Parallel, including, but not limited to: (i) acting as a lender under certain credit facilities of the Company, and (ii) having acted as joint bookrunner in connection with certain note offerings of the Company;

d. The Solicitation Statement is materially misleading in that it fails to quantify the value or anticipated income that BofA Merrill Lynch Securities will receive from the services it is currently providing to Apollo, including, but not limited to: (i) having acted or acting as a lead arranger, bookrunner, and/or lender for certain credit facilities of Apollo LP and certain of its affiliates and portfolio companies, (ii) having acted as lead and/or joint bookrunner and/or co-manager in connection with certain equity and debt offerings of certain affiliates and portfolio companies of Apollo LP, (iii) having acted as financial advisor in connection with certain acquisition transactions by Apollo LP and certain of its affiliates and portfolio companies, and (iv) having provided or providing certain foreign exchange and equity derivatives products and services to Apollo LP and/or certain of its affiliates or portfolio companies;

e. The Solicitation Statement is materially misleading in that it fails to disclose critical information concerning the Discounted Cash Flow Analysis conducted by BofA Merrill Lynch Securities. Perhaps most critically, the Solicitation Statement is materially misleading in that it fails to disclose the fillancia1 forecasts, including unlevered, after-tax cash flows prepared by management that BofA Merrill Lynch Securities used in this analysis. In fact, the Solicitation Statement does not even provide the period of time that these financial forecasts cover, let alone any of the assumptions underlying them. Beyond that, although the Solicitation Statement reflects that the Board and its Financial Advisor considered certain “sensitivities” with respect to the financial forecasts, it does not disclose how these considerations actually affected the projections, whether there were multiple cases of projections considered by the Board and its advisors, and whether the financial forecasts changed over the period leading up to the Proposed Transaction;

f. The Solicitation Statement is materially misleading in that it fails to disclose sufficient detail concerning the potential strategic directions, financial and operating performance, industry developments described in the Solicitation Statement, or the lists of potential strategic and financial acquirors developed by the Company’s management and its financial advisors during the process leading up to the Proposed Transaction. Specifically, the

Solicitation Statement is materially misleading in that it fails to disclose the exact criteria for determining those potential acquirors, whether any potential acquirors were specifically excluded from that list, and the reasons for that exclusion;

g. The Solicitation Statement is materially misleading in that it fails to disclose the details concerning: Apollo’s indication of interest in acquiring the Company in June 2009; the indication of interest from Company A in August 2009; the interest expressed by the five companies between August 12 and 29, 2009; the interest expressed by Company B; and the proposal made by Company C;

h. The Solicitation Statement is materially misleading in that it fails to disclose sufficient detail concerning the prior engagement of Stonington Corporation, and other entities, to assess third party interest in a potential strategic transaction; and

i. The Solicitation Statement is materially misleading in that it fails to disclose sufficient detail concerning whether the Company engaged Sunrise Securities Corporation to assess third party interest in a potential strategic transaction.

COUNT I

(Breach of Fiduciary Duty against the Individual Defendants)

41. Plaintiff repeats and re-alleges the preceding allegations as if fully set forth herein.

42. As members of the Company’s board of directors, the Individual Defendants have fiduciary obligations to: (a) undertake an appropriate evaluation of Parallel’s net worth as a merger/acquisition candidate; (b) take all appropriate steps to enhance Parallel’s value and attractiveness as a merger/acquisition candidate; (c) act independently to protect the interests of the Company’s public shareholders; (d) adequately ensure that no conflicts of interest exist between the Individual Defendants’ own interests and their fiduciary obligations, and, if such conflicts exist, to ensure that all conflicts are resolved in the best interests of Parallel’s public shareholders; (e) actively evaluate the Proposed Transaction and engage in a meaningful auction with third parties in an attempt to obtain the best value on any sale of Parallel; and (f) disclose all material information in soliciting shareholder approval of the Proposed Transaction.

43. The Individual Defendants have breached their fiduciary duties to plaintiff and the Class.

44. As alleged herein, defendants have initiated a process to sell Parallel that undervalues the Company and vests them with benefits that are not shared equally by Parallel’s public shareholders—a clear effort to take advantage of the temporary depression in Parallel’s stock price caused by the current economic conditions. In addition, by agreeing to the Proposed Transaction, defendants have capped the price of Parallel at a price that does not adequately reflect the Company’s true value. Defendants also failed to sufficiently inform themselves of Parallel’s value, or disregarded the true value of the Company, in an effort to benefit themselves. Furthermore, any alternate acquirer will be faced with engaging in discussions with a management team and board that is committed to the Proposed Transaction.

45. As such, unless the Individual Defendants’ conduct is enjoined by the Court, they will continue to breach their fiduciary duties to plaintiff and the other members of the Class, and will further a process that inhibits the maximization of shareholder value.

46. Plaintiff and the members of the Class have no adequate remedy at law.

COUNT II

(Breach of the Fiduciary Duty of Disclosure against the Individual Defendants)

47. Plaintiff repeats and re-alleges the preceding allegations as if fully set forth herein.

48. Defendants have already caused materially misleading and incomplete information to be disseminated to the Company’s public shareholders. Defendants have an obligation to be complete and accurate in their disclosures.

49. The 14D-9 fails to disclose material financial information, including financial information and information necessary to prevent the statements contained therein from being misleading.

50. The misleading omissions and disclosures by defendants concerning information and analyses presented to and considered by the Board and its advisors affirm the inadequacy of disclosures to the Company’s shareholders. Because of defendants’ failure to provide full and fair disclosure, plaintiffs and the Class will be stripped of their ability to make an informed decision on whether to vote in favor of the Proposed Transaction, and thus are damaged thereby.

51. Plaintiff and the members of the Class have no adequate remedy at law

COUNT III

(Aiding and Abetting the Board’s Breaches of Fiduciary Duty against

Parallel and Apollo)

52. Plaintiff repeats and re-alleges the preceding allegations as if fully set forth herein.

53. Defendants Parallel and Apollo knowingly assisted the Individual Defendants’ breaches of fiduciary duty in connection with the Proposed Transaction, which, without such aid, would not have occurred. In connection with discussions regarding the Proposed Transaction, Parallel provided, and Apollo obtained, sensitive non-public information concerning Parallel’s operations and thus had unfair advantages which enabled it to acquire the Company at an unfair and inadequate price.

54. As a result of this conduct, plaintiff and the other members of the Class have been and will be damaged in that they have been and will be prevented from obtaining a fair price for their Parallel shares.

55. Plaintiff and the members of the Class have no adequate remedy at law.

WHEREFORE, plaintiff prays for judgment and relief as follows:

A. Ordering that this action may be maintained as a class action and certifying plaintiff as the Class representative;

B. Preliminarily and permanently enjoining defendants and all persons acting in concert with them, from proceeding with, consummating, or closing the Proposed Transaction;

C. In the event defendants consummate the Proposed Transaction, rescinding it and setting it aside or awarding rescissory damages to plaintiff and the Class;

D. Directing defendants to account to plaintiff and the Class for their damages sustained because of the wrongs complained of herein;

E. Awarding plaintiff the costs of this action, including reasonable allowance for plaintiffs attorneys’ and experts’ fees; and

F. Granting such other and further relief as this Court may deem just and proper.

Dated: October 2, 2009	RIGRODSKY & LONG, P.A.

	By:	/s/ Brian D. Long
Seth D. Rigrodsky (#3 147)
Brian D. Long (#4347)
Timothy J. MacFall
919 N. Market Street, Suite 980
Wilmington, DE 19801
(302) 295-5310

Attorneys for Plaintiff

OF COUNSEL:

STULL, STULL & BRODY

Aaron Brody

6 East 45” Street

New York, NY 10017

(212) 687-7230

WEISS & LURIE

Joseph H. Weiss

55 1 Fifth Avenue

New York, New York 10176

(212) 682-3025